EXHIBIT 99.1

FOR IMMEDIATE RELEASE
For more information, please contact:
Barry A. Rothman
561-483-7743

                 ELINE ENTERTAINMENT GROUP FORMING JOINT VENTURE
                           TO LEASE MOBILE MRI SYSTEMS

Knoxville, Tennessee, March 11, 2004 -- Eline Entertainment Group, Inc. (OTC Bulletin Board: EEGI) announced today that it has signed an agreement in principal to form MRI Management & Leasing, a joint venture that will be focused on leasing mobile MRI systems. Eline Entertainment will hold majority ownership of MRI Management & Leasing, which will be managed by Anwar Mithavayani and Dirk Sichel, who together will also be its minority owners. Mr. Mithavayani is the principal and founder of South Florida-based Reliant Medical Systems, Inc., which provides sales, installation and service of diagnostic imaging equipment through 12 nationwide locations. Mr. Sichel currently serves as president of Eline's 24/7 MRI, Inc. division.

The formation of MRI Management & Leasing was borne out of Eline Entertainment's ongoing interest in developing operations in the wholesale leasing segment of the diagnostic imaging industry. The company's interest in this segment was stimulated largely by the availability of "gently-used" systems that are priced at a fraction of the cost of new, yet comparably, equipped machines. In the view of Eline Entertainment's management, however, a necessary ingredient for entering the business is the ability to adequately address the service side of the business for its customers, as well as being able to adequately evaluate the condition of equipment being purchased for leasing to clients. Now, through Mr. Mithavayani's participation in the joint venture, MRI Management & Leasing will be able to assure its lessee clients of top notch, 24/7/365 service availability from one of the most respected names in the industry, in addition to extremely competitive leasing rates. Eline Entertainment believes that the combination of the talents and industry experience of its joint venture partners will help to quickly position MRI Management & Leasing as an extremely competitive entrant into this segment of the diagnostic imaging business.

ABOUT ELINE ENTERTAINMENT

Eline Entertainment Group, Inc. is seeking to acquire undervalued opportunities in traditional industries. Eline Entertainment currently has two divisions, Industrial Holding Group and 24/7 MRI. Its Industrial Holding Group division owns Industrial Fabrication and Repair, Inc., an established company with over 20 years of experience in component sales, machining, specialty design and fabrication for conveyor systems used in the movement of raw materials, finished goods and supplies in its customers' manufacturing processes. Its customers are engaged in various industries in the manufacturing sector, including mining operations, paper, steel mills, rock quarry operations and bottling facilities located in the southeastern United States. Its customers include Coca-Cola, PepsiCo, Tennessee Valley Authority, Kimberly-Clarke Corp., American Limestone, Gerdau-AmeriSteel, Vulcan Materials Co., Harrison Construction, Blue Diamond Coal, Carlex Glass, HBD Industries and Hartco Flooring. Eline's 24/7 MRI division's goal is to become a high-tech radiology provider specializing in MRI.

This press release contains forward-looking statements, some of which may relate to Eline Entertainment Group, Inc., and which involve numerous risks and uncertainties. Actual results, performance or achievements could differ materially from those anticipated in such forward looking statements as a result of certain factors, including those set forth in Eline Entertainment Group, Inc.'s filings with the Securities and Exchange Commission.

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